Exhibit 99(d)(1)

Strictly private & confidential

To:         Centaur Group plc (the “Company”)

May 17 2004

Dear Sirs

Proposed offer for the entire issued ordinary share capital of Centaur Group plc (the “Company”)

This letter agreement sets out the terms on which Uranus S.A. (“Uranus”) and the Company agree that the Company would pay a fee to Uranus in connection with a possible offer by or on behalf of Uranus for the entire issued ordinary share capital of the Company (the “Offer”).

1                                      Subject to Uranus and its financial advisers confirming to the Company, by no later than 7.00 a.m. on the day after the date of this letter, that :

1.1.1                   all pre-conditions to the making of the Offer, other than the Offer being recommended by all of the directors of Centaur, have been fulfilled or waived; and

1.1.2                   it remains willing to announce a firm intention to make an offer for the Company at a price per share of not less than 550 pence, then in consideration of Uranus and its advisers spending time in progressing its offer, the Company agrees that it will pay a fee to Uranus of an amount calculated as set out in paragraph 3 below, no later than three business days after the occurrence of either of the Relevant Circumstances described below. Payment shall be made in immediately available funds to such bank account as may be notified to it by Uranus for such purposes.

2                                      The “Relevant Circumstances” for the purposes of this letter agreement are where:

2.1                            the board of directors of the Company, does not make, or withdraws, its unanimous recommendation of the Offer or possible offer for the Company, or recommends an alternative transaction, in each case resulting in any person other than Uranus (or any person acting in concert with Uranus as such term is defined in the City Code on Takeovers and Mergers) acquiring control of the Company (as defined in the City Code) or a substantial part of the business of the Company; or

2.2                            before the Offer lapses or is withdrawn without becoming or being declared wholly unconditional, any person or entity (other than Uranus or any person acting in concert with Uranus)  announces an intention to make a Competing Offer (as defined below) and, at any time, such Competing Offer becomes or is declared wholly unconditional.

2.3                            For the purposes of this letter agreement, a “Competing Offer” means an offer or proposed offer (however effected, including, without limitation by means of a scheme of arrangement) to acquire the entire issued and to be issued ordinary share capital of the Company (other than shares owned by the offeror or persons acting in concert with the offeror) and which is made by a person or entity other than Uranus or any person acting in concert with Uranus.

3                                      The amount payable under this letter agreement shall be the lesser of:

(i)                                   one per cent of the value of the proposed offer price of 550p of the fully diluted share capital of the Company (excluding shares which would be issued upon exercise of options where the price for such exercise exceeds the Offer price); and

(ii)                                such lesser amount as may be permitted by the UK Listing Authority, without Centaur Shareholders approval, having regard to the Listing Rules.

4                                      If the Company defaults in the payment when due of the amount payable under this letter agreement from the date when payment is due until the date of actual payment (after as well as before any judgment) at the rate per annum of 1 per cent above the base rate from time to time of The Royal Bank of Scotland Plc. Such interest shall accrue from day to day. All sums payable by the Company shall be paid free and clear of all or any deductions, withholdings, set-offs or counterclaims, save only as may be required by law.

5                                      It is agreed that nothing in this letter agreement constitutes an offer by Uranus for any shares in the Company or is intended to commit or bind Uranus to make any such offer.

6                                      This letter agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same letter agreement.

7                                      Any formal communication under or in connection with the letter agreement will be in writing.  No variation of this letter shall be effective unless in writing and signed by or on behalf of each of the parties.

8                                      A person who is not party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this letter.

9                                      This letter agreement is governed by and will be construed in accordance with English law.

10                               The parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this letter and accordingly any proceedings arising out of or in connection with this letter shall be brought in such courts.  Uranus irrevocably appoints Hackwood Secretaries Limited of One Silk Street, London EC2Y 8HQ as its agent for service of process in England.

Please confirm your agreement by signing and returning to us a copy of this letter.

Yours faithfully

For and on behalf of Uranus S.A.

We hereby agree to the terms of your letter dated May 2004.

For and on behalf of Centaur Group plc

Date